Ernexa Therapeutics Inc.

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

February 3, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Ernexa Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-293150

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 4, 2026

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Ernexa Therapeutics Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-293150), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 pm Eastern Time on February 4, 2026, or as soon thereafter as possible.

Please contact our counsel, Lawrence Metelitsa of Lucosky Brookman LLP at (732) 395-4405 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Metelitsa by telephone when this request for acceleration has been granted.

Sincerely yours,

ERNEXA THERAPEUTICS INC.

/s/ Sanjeev Luther
Sanjeev Luther
President, Chief Executive Officer and Director